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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO. 2 )*


                              PAMRAPO BANCORP, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   697738102
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                                 (CUSIP Number)

                              Eric S. Kracov, Esq.
                          Muldoon Murphy & Faucette LLP
       5101 Wisconsin Avenue, N.W., Washington, D.C. 20016 (202) 362-0840
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 28, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|.


                                                                 SEC 300 (07-98)

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                                  SCHEDULE 13D

CUSIP No. 697738102                                   Page   2   of   4   Pages
                                                           -----    -----

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Richmond County Financial Corp.  06-1498455

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/

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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

               WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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                       7   SOLE VOTING POWER
      NUMBER OF                  132,400
       SHARES       ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY
        EACH                        0
      REPORTING     ------------------------------------------------------------
       PERSON          9   SOLE DISPOSITIVE POWER
        WITH
                                 132,400
                    ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                                    0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             132,400 Shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             5.1%
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  14   TYPE OF REPORTING PERSON
             CO

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      This Amendment amends the statement on Schedule 13D filed on March 12,
2001 and the Amendment thereto filed on March 19, 2001, relating to the common stock, par value $0.01 per share, of Pamparo Bancorp, Inc. ("Pamrapo"), a corporation organized under the laws of the state of Delaware. Except as stated in this Amendment, there has been no change in the information previously reported.

Item 4.       Purpose of Transaction.
              -----------------------

      As part of its investment strategy, Richmond County regularly invests in the common stock of financial institutions in and around its market area that Richmond County believes provide the potential for capital appreciation. Richmond County currently holds Pamrapo common stock in its equity portfolio for investment purposes pursuant to this investment strategy. However, Richmond County may engage in discussions with management of Pamrapo to explore options to enhance shareholder value, including, but not limited to, the possibility of a business combination with Richmond County.

      On March 19, 2001, Richmond County filed an application with the Office of Thrift Supervision (the "OTS") seeking approval of its retention of 5.1% of the outstanding common stock of Pamrapo and seeking authority to acquire up to an aggregate of 9.9% of Pamrapo's outstanding common stock. In an Order dated June 28, 2001, the OTS approved such application, provided that, among other things, Richmond County purchases the additional shares of Pamrapo common stock no later than June 28, 2002.

      In connection with the regulatory application process relating to the Agreement and Plan of Merger, dated as of March 27, 2001, by and between New York Community Bancorp, Inc. and Richmond County (the "Agreement"), Richmond County will divest itself of sufficient shares of Pamrapo common stock to decrease its ownership interest in Pamrapo to less than 5.0% of Pamrapo's outstanding common stock. This divestiture will occur prior to the consummation of the merger contemplated by the Agreement which is currently scheduled to close during the third quarter of 2001. It is anticipated that a review of the original investment objective will be made to determine if shares of Pamrapo common stock will be purchased in the future subject to appropriate regulatory approval.





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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       RICHMOND COUNTY FINANCIAL CORP.



                                       By: /s/ Michael F. Manzulli
                                           -------------------------------------
                                           Michael F. Manzulli
                                           President and Chief Executive Officer


Date: July 12, 2001



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